Exhibit 99.1

REDACTED COPY

FIRST AMENDING AGREEMENT TO

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 2nd day of November, 2023.

BETWEEN:

BANK OF MONTREAL, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

ERO COPPER CORP., as borrower

(herein called the “Borrower”)

- and –

BANK OF MONTREAL, THE BANK OF NOVA SCOTIA and CANADIAN IMPERIAL BANK OF COMMERCE, AND THE SEVERAL LENDERS FROM TIME TO TIME PARTIES HERETO

(herein and therein in their capacity as lenders to the Borrower and such other lenders from time to time party to the Credit Agreement, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into a second amended and restated credit agreement dated as of December 13, 2022 (the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Lenders and Borrower hereby covenant and agree as follows:

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ARTICLE 1

DEFINED TERMS

1.1	Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2

AMENDMENT TO CREDIT AGREEMENT

2.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2	Definitions

Section 1.1 of the Credit Agreement is hereby amended as follows:

(i)	by deleting the definition of “Derivative Exposure” and replacing it with the following:

““Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements (other than the Prepaid Metals Agreement) entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof. If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.”

(ii)	by adding the following new sentence to at the conclusion of the definition of “Indebtedness”:

“For the avoidance of doubt, amounts outstanding under any advance received by MCSA with respect to future deliveries of copper concentrate pursuant to a Prepaid Metals Transaction shall be deemed to be “Indebtedness”.

(iii)	the definition of “Permitted Dispositions” is hereby amended as follows:

(a) paragraph (a) thereof is hereby deleted and replaced by the following:

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“(a)	Dispositions of inventory, product or produced or unprocessed minerals, metals or other mineral or extracted materials Disposed of in the ordinary course of business (including pursuant to the Prepaid Metals Agreement);”

(b) the last sentence thereof is hereby deleted and replaced by the following:

“For the avoidance of doubt, a Restricted Forward Sale Transaction and any metals or concentrate prepayment transaction (other than the Prepaid Metals Transactions) shall not constitute a commodity sale transaction in the ordinary course of business for the purposes hereof.”

(iv)	the definition of “Permitted Indebtedness” is hereby amended as follows:

(a)	the reference to “$[Redacted – commercially sensitive] ” in paragraph (f) thereof is hereby deleted and replaced with “$[Redacted – commercially sensitive]”;

(b)	the reference to “$[Redacted – commercially sensitive] ” in paragraph (j) thereof is hereby deleted and replaced with “$[Redacted – commercially sensitive]”;

(v)	by deleting the definition of “Risk Management Agreements” and replacing it with the following:

““Risk Management Agreements” means (i) Prepaid Metals Agreement and (ii) any present or future swap, hedging, foreign exchange or other derivative transaction entered into by any Subject Entity which constitutes any silver, gold or other commodity hedging transaction (including any Restricted Forward Sale Transaction), spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Subject Entity.”

(vi)	by adding the following definitions thereto in alphabetical order:

““Prepaid Metals Agreement” means the contracts establishing the Prepaid Metals Transactions between MCSA, as seller, and one or more Qualified Risk Management Lenders, as purchaser(s).

“Prepaid Metals Transactions” means transactions for the sale and purchase of a prescribed amount of copper concentrate pursuant to an agreement to be entered into between MCSA, as seller, and one or more Qualified Risk Management Lender(s), as purchaser(s), pursuant to which such Qualified Risk Management Lender(s) makes upfront pre-payments of up to $[Redacted – commercially sensitive], in aggregate, in cash to MCSA as consideration for the delivery by MCSA of such prescribed amount of copper concentrate within a prescribed time period after the pre- payment of the cash consideration.

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“Senior Indebtedness” means, at any particular time and without duplication, the aggregate amount of the Borrower’s consolidated Indebtedness referenced in paragraphs (a) and (b) of Permitted Indebtedness at such time.

“Senior Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Senior Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.”

2.3	Leverage Ratio.

Section 11.1(m) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(m)	Leverage Ratios. The Borrower shall maintain:

(i)	the Leverage Ratio at less than or equal to 4.00:1 for each Fiscal Quarter; and

(ii)	the Senior Leverage Ratio at less than or equal to 2.50:1 for each Fiscal Quarter and shall calculate such ratios as at the last day of each Fiscal Quarter.”

2.4	Interest Coverage Ratio.

Section 11.1(n) of the Credit Agreement is hereby amended by deleting there reference therein to “4.00:1” and replacing it with “3.50:1.00”.

2.5	Additional Streaming and Royalty Agreements.

Section 11.2(k) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“(k)	Additional Streaming and Royalty Agreements. The Borrower shall not, and shall not suffer or permit any other Subject Entity to, enter into any metal streaming or royalty agreement after December 21, 2017 other than (x) royalties granted after December 21, 2017 in connection with changes under Applicable Law or acquisitions of surface or sub-surface rights, (y) streaming arrangements pursuant to one or more NX Gold Stream Agreements, provided that the aggregate total of all doré required to be delivered pursuant to all NX Gold Stream Agreements in effect at any time shall not at any time exceed 25% of the total doré produced at NX Gold Mine and (z) the Prepaid Metals Agreement.”

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2.6	Events of Default.

Section 13.1 of the Credit Agreement is hereby amended by adding the following new paragraph (v) thereto:

“(v)	any Prepaid Metals Transaction is early terminated by any Qualified Risk Management Lender by reason of the occurrence of an Event of Default (as defined herein or otherwise in a Secured Risk Management Agreement) with respect to an Obligor under a Secured Risk Management Agreement;”

2.7	Applicable Rates.

Schedule K of the Credit Agreement is deleted in its entirety and replaced with Exhibit I attached hereto.

ARTICLE 3

CONDITION PRECEDENT

3.1	Condition Precedent to Effectiveness of this Amending Agreement.

This amending agreement shall become effective upon:

(a)	this amending agreement shall have been executed and delivered by the Borrower, the Administrative Agent and the Lenders;

(b)	each Obligor shall have executed and delivered to the Administrative Agent a confirmation of Credit Documents in form and substance satisfactory to the Lenders, acting reasonably;

(c)	the Borrower shall have executed and delivered to the Finance Parties a post- closing undertaking in form and substance satisfactory to the Administrative Agent, acting reasonably, pursuant to which they covenant and agree to, inter alia, cause the amendment certain Guarantees and Security Documents governed by the laws of Brazil in order to reflect the increase in credit afforded to the Borrower pursuant to the Prepaid Metals Transactions and to cause their counsel to deliver certain legal opinions;

(d)	Blake, Cassels & Graydon, Canadian counsel to the Borrower, shall have delivered to the Administrative Agent and the Lenders a legal opinion in respect of the documents referenced in paragraphs (a) and (b) above and continuing security opinions in respect of the Canadian Security Documents, all in form and substance satisfactory to the Administrative Agent (acting reasonably) and consistent with the legal opinion rendered on December 16, 2022; and

(e)	the Borrower shall have paid to the Administrative Agent, for and on behalf of the Lenders party to this agreement, all fees and expenses (including the fees and expenses of counsel) required to be paid in connection with the Credit Agreement.

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ARTICLE 4

MISCELLANEOUS

4.1	Representations and Warranties.

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, are true and correct on each of the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1 hereof, as if made on the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1, respectively.

4.2	Confirmation.

The Borrower hereby confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon it and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of the amendment to the Credit Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, the Borrower hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document and each other Finance Document to which it is a party continues in full force and effect.

4.3	No Default or Event of Default.

After giving effect to the amendments set out herein, the Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default or Event of Default has occurred and is continuing as at the date this agreement becomes effective and no Default or Event of Default would arise immediately thereafter as a result of the matters herein contemplated.

4.4	Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. This agreement constitutes a Credit Document under, and as defined in, the Credit Agreement.

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4.5	Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

4.6	Inurement.

This agreement shall enure to the benefit of and shall be binding upon the Borrower, the Administrative Agent, the Lenders, and their respective successors and permitted assigns.

4.7	No Novation.

This amending agreement shall not create any novation of the obligations under any Finance Document.

4.8	Further Assurances.

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.9	Counterparts.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

ERO COPPER CORP.

By:	(signed) – “signed”

Name: [Redacted – personal information] Title:
By:
Name:
Title:

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BANK OF MONTREAL, as Administrative Agent

By:	(signed) – “signed”

Name: [Redacted – personal information] Title:
By:
Name:
Title:

BANK OF MONTREAL, as Lender

By:	(signed) – “signed”

Name: [Redacted – personal information] Title:
By:
Name:
Title:

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THE BANK OF NOVA SCOTIA, as Lender

By:	(signed) – “signed”

Name: [Redacted – personal information] Title:
By:
Name:
Title:

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CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(signed) – “signed”

Name: [Redacted – personal information] Title:
By:
Name:
Title:

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EXHIBIT I

SCHEDULE H APPLICABLE RATES

Level	Leverage Ratio	Base Rate Loan interest rate margin	Term Benchmark Loan interest rate margin	Standby Fee
I	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
II	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
III	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
IV	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
V	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
VI	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
VII	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]